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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For                   PRESS RELEASE ISSUED ON JANUARY 30, 2003

        QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)

                  612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

                  (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐                                                         Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                                                         No ☒

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

         Documents index

1.
Press Release issued on January 30, 2003 (#03/03)

January 30, 2003	03/03
For immediate release	Page 1 of 2

QUEBECOR WORLD RANKED NORTH AMERICA'S LARGEST PRINTER BY PRINTING IMPRESSIONS

Greenwich, Conn. — For the fourth consecutive year, Quebecor World (NYSE, TSX: IQW) has been ranked as the largest commercial printer in the United States and Canada by Printing Impressions. In its 19th annual ranking, the magazine also identified Quebecor World as the market leader in the catalog, publication, book and direct mail market segments. Printing Impressions bases its ranking upon annual sales as reported by each company.

"As the market leader we are committed to providing flexible integrated solutions to our customers. By leveraging the size and strength of our platform, our customers benefit from our diverse product offering, geographic reach and the economies of scale," commented John Paloian, Co-Chief Operating Officer, Quebecor World North America.

Dave Boles, Co-Chief Operating Officer, Quebecor World North America added, "The marketplace continues to recognize and reward our product and service offering, as our coast-to-coast North American manufacturing network delivers unparalleled value to our customers — every day. Our dedication to quality, combined with the expertise of our employees and the flexibility of our platform, are some of the many reasons we will continue to be the Printing Industry leader."

With the largest and most diverse international platform, operating 160 facilities in 17 countries, Quebecor World is the only truly global printer, and remains committed to "Print" as the medium of choice for the communication of business and consumer information and entertainment. Flexibility of the manufacturing platform, combined with a continuous improvement philosophy, allows Quebecor World to provide the right business solutions to the right customers at the right time. The Company puts a high priority on Supply Chain Management and in finding effective means for all involved parties to extract maximum value.

For immediate release

Quebecor World Inc. (NYSE, TSX: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Belgium, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

To view the entire Printing Impressions article visit: www.piworld.com

For further information, please contact:

Jeremy Roberts
Vice-President,
Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ CHRISTIAN M. PAUPE Name: Christian M. Paupe Title: Executive Vice President, Chief Administrative Officer and Chief Financial Officer

Date: January 30, 2003

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QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.) Filed in this Form 6-K
QUEBECOR WORLD RANKED NORTH AMERICA'S LARGEST PRINTER BY PRINTING IMPRESSIONS
SIGNATURES